Filed by Hanmi Financial Corporation
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Pacific Union Bank
FDIC Certificate No.: 21765

     Statements contained in this presentation which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

     Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Hanmi Financial Corp., Hanmi Bank and Pacific Union Bank, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Hanmi Bank and Pacific Union Bank may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Hanmi Financial Corp. may fail to approve the issuance of shares pursuant to the merger and the related equity financing; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; and (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the documents filed by Hanmi Financial Corp. and Pacific Union with the Securities and Exchange Commission or FDIC, as the case may be, from time to time. None of Hanmi Financial Corp., Hanmi Bank or Pacific Union Bank undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

     This filing may be deemed to be solicitation material in respect of the proposed merger of Hanmi Bank and Pacific Union Bank and issuance of shares of common stock by Hanmi Financial Corp. in the merger and the financing transactions related to the merger. In connection with the proposed transactions, a registration statement on Form S-4 was filed by Hanmi Financial Corp. with the SEC on February 6, 2003, and a merger proxy statement was contemporaneously filed with the FDIC by Pacific Union Bank. STOCKHOLDERS OF

HANMI FINANCIAL CORP. AND OF PACIFIC UNION BANK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FDIC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of Hanmi Financial Corp. and stockholders of Pacific Union Bank. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from the FDIC’s Public Reference Section at the FDIC, 550 17th Street, N.W., Accounting and Securities Disclosure Section, Room F6043, Washington D.C. 20429, from Hanmi Financial Corporation, 3660 Wilshire Boulevard, Suite PH-A, Los Angeles, California 90010, Attention: Stephanie Yoon, or from Pacific Union Bank, 3530 Wilshire Boulevard, Suite 1800, Los Angeles, California 90010, Attention: Diane Kim.

     Hanmi Financial Corp., Pacific Union Bank and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Hanmi Financial Corp.’s directors and executive officers is available in Hanmi Financial Corp.’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 21, 2003, and information regarding Pacific Union Bank’s directors and executive officers is available in Pacific Union’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the FDIC on May 7, 2003. Additional information regarding the interests of such potential participants (including the addition of one of the members of the Pacific Union Bank’s board of directors, who has yet to be identified, to the board of directors of Hanmi Financial Corp. following the merger) is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC and the FDIC.

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The following are road show materials disseminated by Hanmi Financial Corp:

HANMI FINANCIAL CORPORATION Nasdaq: HAFC February 2004

Safe Harbor Statement Certain statements contained in this presentation, including, without limitation, statements containing the words "believes," "plans," "expects," "anticipates," and words of similar import, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward- looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the Company operates; demographic changes; competition; fluctuations in market interest rates; changes in credit quality; risks associated with the proposed acquisition of Pacific Union Bank; and other risks detailed in the most recent quarterly and annual reports filed with the Securities Exchange Commission, including the Company's Form 10-K for the year ended December 31, 2002 and Form 10-Q for the quarter ended September 30, 2003. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Agenda Market Overview Hanmi Bank Overview Combination with Pacific Union Bank("PUB") Strategies after Merger

Korean-American Market Overview One of the fastest growing ethnic groups 54% growth in 1990s vs. 13% general population California has the highest Korean-American population in the US 40% out of a total 2.1 million Highest rates of business ownership among ethnic groups 1 business per every 8 Korean-Americans A high degree of value placed on relationship- based business High savings rate (Sources: 2000 US Census, US Korean Embassy, and 2001 SBA Report)

Experienced Management Team Jae Whan Yoo - President & CEO Extensive experience in U.S. and Korean banking - 28 year banking career, including 10 years in the U.S. Previously served as director and board member of Industrial Bank of Korea, appointed by the Government of the Republic of Korea 15 years with Bank of America, New York, Seattle, and Seoul Michael J. Winiarski, C.P.A. - Senior VP & CFO 25 years experience in the financial services industry in public accounting, staff and line management roles SVP/CFO, Home Equity Lines of Credit Division, IndyMac Bank Headed warehouse lending business units at IndyMac and ICII SVP, Risk Management Division, Home Savings of America 8 years "Big Four" public accounting experience

Experienced Management Team David W. Kim - Senior VP & CAO 15 years of banking experience Previously in-house counsel, Chase Manhattan Bank, N.A. in New York BS in Economics and Public Policy from Indiana University Law degree from the National Law Center, George Washington University Dongil Kim - Proposed Senior VP & CCO 25 years of banking experience Currently SVP & CCO, Pacific Union Bank, Los Angeles Master's degrees in Economics from the State University of New York at Stony Brook and California State University, Los Angeles

Hanmi's Business Focus Commercial and retail banking Primary focus: Korean-American community Continue to cultivate banking relationships with multi-ethnic communities Full suite of financial products and services Traditional depository, loan, and trade finance products Investment and insurance products Personalized customer service Customers have responded to our relationship-based business approach.

Hanmi's Consistent Performance 1999 2000 2001 2002 2003 EPS 0.88 1.14 1.21 1.2 1.34 Fully diluted EPS CAGR 13.5% 1999 2000 2001 2002 2003 Total Assets 740 1035 1159 1456 1786 Total Assets CAGR 22.4% 1999 2000 2001 2002 2003 DEPOSITS 656 935 1042 1284 1446 1999 2000 2001 2002 2003 Loans 474.7 620.5 821.1 1004.1 1247 Total Deposits CAGR 19.8% Net Loans CAGR 30.4%

Korean vs. Non-Korean Business 1999 2000 2001 2002 2003 Total New Loans 266.5 296.5 382 452.9 622.9 Non-Korean New Loans 84.3 75.4 136.3 165.5 278.4 (In Millions) Hanmi has extended service to neighboring ethnic communities. 45%

PUB Acquisition Advances Hanmi's Business Strategies Increases market share in California Positions Hanmi as the clear market leader Increases brand awareness Creates significant opportunities to reduce costs Strengthens existing customer relationships while developing new relationships Continues to expand opportunities to penetrate multi-ethnic markets in California

Hanmi & PUB's Market Area Hanmi Bank Pacific Union Bank Considerable branch overlap offers significant consolidation opportunities.

Deposits & Loans Market Shares Hanmi + Pacific Union: Nearly 50% share among Korean-American banks. HAFC 0.29 PUB 0.19 NARA 0.21 CLFC 0.15 WSBK 0.16 HAFC 0.3 PUB 0.19 NARA 0.2 CLFC 0.16 WSBK 0.15 Deposits Loans

Loan & Deposit Portfolios Construction Loans 45231 Consumer Loans 114691 Commercial Real Estate Loans 773223 C & I Loans 320762 Other Loans 10628 Loan Portfolio Deposits Portfolio Hanmi As of December 31, 2003 Construction Loans 19228 Consumer Loans 64745 Commercial Real Estate Loans 559593 C & I Loans 208126 Other Loans 22607 PUB Non-Interest Bearing 475100 Time Deposits of $100,000 or More 388944 Time Deposits of Less than $100,000 278836 Interest Bearing Demand and Savings 302955 Hanmi PUB Non-Interest Bearing 254623 Time Deposits of $100,000 or More 331805 Time Deposits of Less than $100,000 93687 Interest Bearing Demand and Savings 182866

Acquisition of Pacific Union Bank Anticipated closing remains 2Q-04 Integration process underway Working closely with Bill Ruh of Castle Creek and Dan Davis of CBC Presently finalizing vendor relationships Organizational and functional responsibility review underway Anticipated initial cost savings of $10.9 million

Korean-American Bank Comparison (In Millions) Pro Forma HAFC NARA WSBK CLFC Total Assets $3,088 $1,258 $983 $1,027 Net Loans $2,110 $989 $748 $717 Deposits $2,309 $1,061 $857 $868 Net Loans/ Deposits 91.4% 93.21% 87.28% 82.60% ALL/Gross Loans 1.17% 1.25% 1.19% 1.24% NPL/Gross Loans 0.46% 0.51% 0.50% 0.46% As of December 31, 2003 * Sources : December 31, 2003 audited financial statements and earnings release

Pro Forma Balance Sheet * Source: December 31, 2003 audited financial statements and earnings release

Pro Forma Income Statement * Adjustments exclude restructuring costs. ** Assumes cost savings projected to be achieved by December 2005.

Compelling Investment Opportunity Dominant franchise in the attractive, high growth California based Korean-American marketplace Experienced management team partnered with Castle Creek's proven capability integrating and operating highly profitable commercial banks Strong loan growth coupled with attractive core deposit franchise Balance sheet well positioned to take advantage of a rising interest rate environment